ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

02055126

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

September 23, 2002

RECEIVED
SEP 30 2002
SEC MAIL PROCESSING SECTION WASH, D.C. 154

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is the Interim Report 2002 of Flughafen Wien A.G., which has been published by the Company since our last submission of September 13, 2002.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

JKG/ejm
Enclosure

dw 10/3

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

EUROPE´S BEST ADDRESS

Vienna International Airport

Interim Report 2002









Flughafen Wien AG

FILE NO.
82-3907

Key Figures 1st half 2002

Industry Indicators	1-6/2002	Change in %	1-6/2001
MTOW[1] (in tonnes)	2,350,468	-7.7	2,547,450
Passengers	5,525,521	-3.4	5,718,037
Transfer passengers	1,908,624	8.4	1,761,296
Flight movements	89,718	-1.9	91,465
Cargo (air cargo and trucking; in tonnes)	73,334	-10.0	81,444

Financial Indicators (Amount in T€, except employees)	1-6/2002	Change in %	1-6/2001
Total turnover	152,957.1	-3.7	158,850.0
EBIT	59,096.9	22.0	48,439.7
EBIT-Margin[2] in %	37.5	24.9	30.1
EBITDA-Margin[3] in %	50.9	19.5	42.6
Net profit for the period	43,936.4	19.0	36,927.0
Cash-Flow from operating activities	36,990.3	9.9	33,643.6
Equity	532,790.9	5.2	506,324.6
Capital expenditures[4]	27,153.7	33.0	20,413.7
Employees at the end of the period[5]	2,617	-0.1	2,620

Notes:

1) MTOW: maximum take-off weight for aircraft
2) EBIT Margin (earnings before interest and taxes) = Operating profit / Operating income
3) EBITDA-Margin (earnings before interest, taxes, depreciation and amortisation) = Operating profit + Depreciation / Operating income
4) Tangible and intangible assets
5) Number of employees at the end of the period weighted by working time, incl. apprentices and employees on leave (maternity, military, etc.), excl. members of the Management Board and managing directors

Financial Calender

Announcement of results 3rd Quarter 2002: 14 November 2002

Information on Flughafen Wien Shares

Share price € on 30.06. 2002:	35.70
Market cap (in mill. €) on 30.06.2002:	749.70
Index weighting (ATX) in %:	5.60

Infosystems

Reuters:	VIEV.VI
Bloomberg:	FLUG AV
Datastream:	O:FLU
ÖKB-WKN:	091180
ÖTOB:	FLU
ADR:	VIAAY

The VIE Share is traded on following stock exchanges

Wien, Frankfurt (Xetra), London (SEAQ International), New York (ADR)

FILE NO.
82-3907

VIE Vienna International Airport

Letter to our Shareholders



Dear Ladies and Gentlemen,

__We are pleased to inform you that the Flughafen Wien Group has recovered earlier than expected and more quickly than other airports from the aftermath of 11 September.

__The decline in turnover for the first six months remained comparatively low at 3.7%. Earnings before interest and tax (EBIT) rose by 22% to EUR 59.1 million; this increase was triggered primarily by non-recurring income from the first quarter (reversal of provisions for pensions totalling EUR 19.9 m).

__Profit before tax increased by 20.6% to EUR 65.5 million, and net profit for the period rose by 19% to EUR 43.9 million.

__Our marketing campaign has proved to be a success. The incentive tariff model for long-haul flights and traffic to/from Eastern Europe, which was introduced at the end of march, began to show results: Malaysia Airlines reintroduced flights to Vienna (3-times per week as of July) and we added a new East European customer with Air Baltic.

__Our contract to acquire 40% of Malta International Airport as part of the Malta Mediterranean Link consortium, in which we hold a 57.1% share, represents a strategic milestone in our efforts to profitably use VIE know-how at foreign airports. The Republic of Malta still owns 60% of the airport, but plans to sell 20% over the stock exchange later this year. The Flughafen Wien Group was also able to conclude several technical service agreement, and the operating management of Malta Airport is now the responsibility of a former key manager of the Flughafen Wien Group.

__The results of our mediation process were rated positively in April, and the program will now continue into late autumn of this year.

__The development of traffic during the first half of this year exceeded expectations, and has led us to revise our forecast for 2002 upward. We now assume a plus of 1% in the number of passengers, a decline of 1% for flight movements, and a minus of 4% in maximum take-off weight.

__The development of business during the second half of the year will parallel the growth in traffic, in keeping with the non-recurring item from the first quarter.

__We would like to thank our shareholders and customers for their confidence, and all our employees for their continuing commitment.

Sincerely,
The Management Board

Herbert Kaufmann Member of the Board and Speaker	**Gerhard Schmid** Member of the Board	**Kurt Waniek** Member of the Board

Status Report

FILE NO.
82-3907

Vienna International Airport

1st Half Year 2002

4

Trends in European Air Traffic

__The development of international air traffic during the first months of this year was influenced to a considerable degree by the events of 11 September. From January to June 2002, European airports recorded a decrease of 6.3 % in the number of passengers and a drop of 6.6% in flight movements.

The Development of Traffic in Vienna

__At Vienna International Airport, traffic recovered from the events of 11 September more quickly than the European average. Vienna recorded a decline of 3.4% in the number of passengers for the first six months, and a drop of only 2.2% for the second quarter. The number of flight movements decreased by 1.9% (2nd quarter: -0.1%) and maximum take-off weight (MTOW) by 7.7% (2nd quarter: -5.6%) following the use of smaller aircraft. Conversely, transfers and traffic to Eastern Europe showed excellent development despite this difficult operating environment. The number of transfer passengers increased by 8.4% during the first half year (2nd quarter: + 11.4%), and traffic to Eastern Europe grew by 11.4%. Cargo volume fell by 10%.

__In scheduled traffic from Vienna to European destinations, Frankfurt took over first place from London for the first six months. With growth of more than 30%, Moscow replaced Prague as the preferred destination in East European travel. Double-digit growth in East Europe was also recorded by Pristina (48.4%), Kiev (16.1%), Bucharest (14.8%), Skopje (16.2%), and Sarajevo (12.7%). The total number of passengers travelling to North America fell by roughly 20%, but individual destinations showed substantial growth. Washington ranked first among US- destinations with a plus of 39.6%, supported by an additional frequency and a new hub function for United, the Star Alliance partner. Added frequencies brought an increase of 46.8% to Tokyo and 34.6% to Peking.

__In charter flights Antalya ranked first followed by Mallorca and Tenerife, which achieved an increase of 10.6%.

Turnover

__The slow recovery in air traffic after 11 September is also reflected in the development of turnover for the Flughafen Wien Group. Turnover for the first half-year declined by 3.7% to EUR 153.0 million, whereby the decrease was limited to 0.8% for the second quarter.

_Parallel to the overall development of traffic, turnover recorded by the Airport Segment declined by 3.1% to EUR 64.8 million for the first six months.

_Turnover in the Handling Segment was lower as a consequence of the smaller market, a minor decrease in market share from the prior year level, the mild winter with lower demand for de-icing services, and a 9.7% drop in cargo volume to EUR 50.2 million.

_In contrast, the Non-Aviation Segment recorded an increase of 4.4% in turnover to EUR 37.9 million. This growth was supported primarily by the shopping and gastronomy segments, and higher demand for security services.

Earnings

_Compared to the 0.8% decline in turnover for the second quarter, operating expenses rose by 3.8% to EUR 63.5 million. Personnel expenses stagnated during this period (+0.3%), but expenses for marketing rose by EUR 1.3 million and for maintenance by EUR 1.3 million. Earnings before interest and tax therefore declined by 11.2% from the comparable prior period to EUR 21.0 million. Financial results increased by 43.9%, profit before tax decreased by 7.1% to EUR 23.7 million, and profit for the period declined by 7.2% to EUR 16.4 million.

Earnings before interest and tax (EBIT) increased by 22.0% to EUR 59.1 million for the first half-year, and the EBIT margin equalled 37.5%. This growth is due primarily to non-recurring income of EUR 19.9 million (reversal of provisions for pensions), which was recorded during the first quarter.

_Financial results improved by 8.8% to EUR 6.4 million, and profit after tax rose by 20.6% to EUR 65.5 million. Profit for the period totalled EUR 43.9 million for the first six months of 2002, or 19% more than in the comparable prior year period.

_The 12.8% decrease in operating expenses to EUR 98.3 million for the first six months was chiefly the result of a drop in personnel expenses (-29.5%), which declined to EUR 47.6 million following the non-recurring reversal of provisions for pensions. The cost of materials and energy decreased, while other operating expenses rose by 26.3% to EUR 20.8 million. This increase was primarily related to expenses for marketing (market stimulation), maintenance, and third party and consulting services.

Financial, Asset and Capital Structure

_An increase in trade payables led to a 9.9% rise in cash flow from operating activities to EUR 37.0 million.

_Cash flow from investing activities improved by 114.3% over the prior year to EUR -26.0 million because of higher investments and lower proceeds on the disposal of financial assets.

_The reduction in dividends of EUR 4.2 million to EUR 39.9 million led to a 4.8% decline in cash outflows for financing activities to EUR – 44.2 million.

_Non-current assets declined by 0.8 % to EUR 538.7 million due to a decrease in deferred tax assets (reversal of provisions for pensions and one-tenth deduction of expenses related to creation of the employee fund). Investments in tangible and intangible assets totalled EUR 27.2 million for the first half of 2002. A EUR 2.6 million write-down to non-current securities, which did not affect the profit and loss account, led to a decline in financial assets.

_Current assets decreased by 16.0% from 31 December 2001 to EUR 182.3 million. Cash and cash equivalents declined by EUR 36.2 million because of cash outflows of EUR 33.2 million (dividend distribution: EUR 39.9 mill.) and a EUR 3.0 million write-down to non-current securities that did not affect the profit and loss account.

__Equity remained basically unchanged at EUR 532.8 million. Net profit for the first half of 2002 totalled EUR 43.9 million, the dividend distribution for 2001 equalled EUR 39.9 million, and the revaluation reserve declined by EUR 3.7 million due to the general climate on financial markets. The equity ratio was 73.9% (31.12.2001: 70.1%).

__Non-current liabilities decreased by 25.1% to EUR 97.1 million following the settlement of pension claims.

__Decreases in current provisions, current financial liabilities, and tax liabilities were partly offset by an increase in trade payables. In total, current liabilities declined by 6.9% to EUR 91.0 million.

Investments

__Investments in tangible and intangible assets rose by 33% to EUR 27.2 million during the first six months of 2002. The major component of these expenditures was related to the expansion of the west apron and construction of a cargo centre for TNT.

Outlook

__Although traffic showed a slight decline in July (passengers: - 2.9%, flight movements: - 0.3%, maximum take-off weight (MTOW): - 1.5%), traffic at Vienna International Airport has recovered sooner than expected and more quickly than at most other European airports. We have therefore decided to revise our forecast upward for the development of traffic in 2002, and now expect Vienna International Airport to close 2002 with an increase of 1% in the number of passengers, a decline of 1% in flight movements, and a minus of 4% in maximum take-off weight when compared to 2001. The decrease in passenger volume for July resulted from a lower number of charter flights, which were reduced in spring because of slow reservations.

__Our expansion plans continue to take concrete form: the general planner for the new Air Traffic Control tower was selected in an EU-wide competition. This facility is scheduled for completion in 2004 and will be leased to Austro Control GmbH. The winning entry meets our goals to create an architectural landmark for the airport and also develop a structure that minimizes both construction and operation costs.

__Construction has also started on the international bus gates. The logistics centre for TNT will be completed and turned over to the tenant in September, and the expansion of the apron should also be concluded by this time.

Segments

Airport

__Parallel to the development of traffic, the Airport Segment recorded a decrease of 3.1% in external turnover to EUR 64.8 million. Segment earnings fell 8.0% to EUR 31.5 million, as a result of stagnating external operating expenses despite higher marketing costs. Non-recurring income from the reversal of provisions for pensions had little impact on this segment.

Handling

__Despite a 9.7% drop in turnover, the Handling Segment was able to record an increase of 60.1% in earnings to EUR 15.3 million as a result of non-recurring income from the reversal of provisions for pensions.

Non-Aviation

__The Non-Aviation Segment registered an increase of 4.4% in turnover to EUR 37.9 million. Segment earnings rose by 24.3% to EUR 20.8 million, also supported by the above-mentioned non-recurring effect. Shop turnover developed well, especially at the Travel Value & Duty-free Shops and in the gastronomy segment (in particular after the boarding card control points). Moreover, the demand for security services has remained high since 11 September.

Interim Financial Report - First Six Months of 2002 according to IAS
Flughafen Wien AG

Vienna International Airport

FILE NO.
82-3907

Consolidated Income Statement in T€	1-6/2002	1-6/2001	Change
Turnover	**152,957.1**	**158,850.0**	**-3.7%**
other operating income	4,477.4	2,304.7	94.3%
Operating income	**157,434.4**	**161,154.7**	**-2.3%**
Cost of material and services	-8,979.2	-8,634.9	4.0%
Personnel expenses	-47,577.4	-67,471.0	-29.5%
Amortisation of intangible assets and depreciation of fixed assets	-21,024.3	-20,169.2	4.2%
other operating expenses	-20,756.7	-16,439.9	26.3%
Income before interest and taxes (EBIT)	**59,096.9**	**48,439.7**	**22.0%**
Income from investments, excl. associates at equity	0.0	15.3	-100.0%
Net financing costs	5,313.5	4,581.7	16.0%
Other income from financing activities	1,067.8	1,032.5	3.4%
Financial results, excl. associates at equity	6,381.3	5,629.5	13.4%
Income from associates at equity	0.0	237.5	-100.0%
Financial results	**6,381.3**	**5,867.0**	**8.8%**
Profit before tax (EBT)	**65,478.2**	**54,306.7**	**20.6%**
Taxes on income	-21,538.9	-17,379.8	23.9%
Minority interest	-2.8	0.0	n.a.
Profit for the period	**43,936.4**	**36,927.0**	**19.0%**
Earnings per share (in €)	2.09	1.76	18.8%

Consolidated Income Statement in T€	4-6/2002	4-6/2001	Change
Turnover	82,345.2	82,994.3	-0.8%
other operating income	2,104.6	1,758.3	19.7%
Operating income	**84,449.8**	**84,752.6**	**-0.4%**
Cost of material and services	-4,399.1	-3,790.1	16.1%
Personnel expenses	-35,723.5	-35,626.1	0.3%
Amortisation of intangible assets and depreciation of fixed assets	-10,723.4	-10,352.5	3.6%
other operating expenses	-12,629.6	-11,372.7	11.1%
Income before interest and taxes (EBIT)	**20,974.3**	**23,611.1**	**-11.2%**
Income from investments, excl. associates at equity	0.0	15.3	-100.0%
Net financing costs	2,723.0	795.6	242.3%
Other income from financing activities	-8.0	1,032.5	-100.8%
Financial results, excl. associates at equity	2,715.0	1,843.4	47.3%
Income from associates at equity	0.0	43.7	-100.0%
Financial results	**2,715.0**	**1,887.1**	**43.9%**
Profit before tax (EBT)	**23,689.3**	**25,498.2**	**-7.1%**
Taxes on income	-7,205.5	-7,837.6	-8.1%
Minority interest	-91.9	0.0	n.a.
Profit for the period	**16,391,9**	**17,660.6**	**-7.2%**
Earnings per share (in €)	0.78	0.84	-7.1%

FILE NO. 82-3907

Interim Financial Report - First Six Months of 2002 according to IAS

Flughafen Wien AG

Consolidated Balance Sheet in T€	30.6.2002	31.12.2001	Change
Assets			
Intangible Assets	2,663.8	2,791.9	-4.6%
Property, plant and equipment	481,861.5	475,718.6	1.3%
Associates - at equity	37.1	37.1	0.0%
Other financial assets	34,845.1	37,327.7	-6.7%
Non-current receivables	0.0	63.6	-100.0%
Deferred tax assets	19,256.9	26,813.1	-28.2%
Non-current assets	**538,664.4**	**542,751.9**	**-0.8%**
Inventories	2,231.4	2,325.2	-4.0%
Current receivables and other current assets	43,881.5	42,462.7	3.3%
Cash and cash equivalents	136,213.4	172,370.1	-21.0%
Current assets	**182,326.3**	**217,158.0**	**-16.0%**
Assets	**720,990.7**	**759,909.9**	**-5.1%**
Equity and Liabilities			
Share Capital	152,670.0	152,670.0	0.0%
Share premium	117,657.3	117,657.3	0.0%
Retained earnings and reserves	262,463.6	262,091.2	0.1%
Equity	**532,790.9**	**532,418.6**	**0.1%**
Minority interest	**179.5**	**158.5**	**13.3%**
Non-current provisions	88,036.9	119,806.8	-26.5%
Other non-current liabilities	9,031.4	9,853.7	-8.3%
Non-current liabilities	**97,068.3**	**129,660.4**	**-25.1%**
Current provisions	48,745.9	58,720.9	-17.0%
Current financial liabilities	3.2	4,274.6	-99.9%
Trade payables	29,768.5	19,471.0	52.9%
Other current liabilities	12,434.4	15,205.9	-18.2%
Current liabilities	**90,951.9**	**97,672.4**	**-6.9%**
Equity and Liabilities	**720,990.7**	**759,909.9**	**-5.1%**

Consolidated Cash Flow Statement in T€	1-6/2002	1-6/2001	Change
Net cash flows			
from operating activities	36,990.3	33,643.6	9.9%
from investing activities	-26,003.6	-12,136.1	114.3%
from financing activities	-44,153.2	-46,395.7	-4.8%
Change in cash and cash equivalents	**-33,166.4**	**-24,888.1**	**33.3%**
Addition to / - Reversal of revaluation reserve for securities	-2,990.3	-1,206.3	147.9%
Cash and cash equivalents at beginning of period	172,370.1	180,241.4	-4.4%
Cash and cash equivalents at end of period	**136,213.4**	**154,146.9**	**-11.6%**

Consolidated Statement of Capital and Reserves in T€	1-6/2002	1-6/2001	Change
Balance on 31.12.	**532,418.6**	**513,655.5**	**3.7%**
Dividend payment for prior year	-39,900.0	-44,100.0	-9.5%
Profit for first six months	43,936.4	36,927.0	19.0%
Other changes	-3,664.0	-157.9	n.a.
Balance on 30.6.	**532,790.9**	**506,324.6**	**5.2%**

Segment Results in T€	1-6/2002	1-6/2001	Change
Airport			
Segment turnover*	64,768.3	66,830.4	-3.1%
Segment profit	31,531.0	34,289.1	-8.0%
Handling			
Segment turnover*	50,158.2	55,526.4	-9.7%
Segment profit	15,252.5	9,528.5	60.1%
Non-Aviation			
Segment turnover*	37,926.9	36,327.3	4.4%
Segment profit	20,838.7	16,770.7	24.3%

* external turnover

Published by: Flughafen Wien AG, Communications · Postbox 1, A-1300 Wien-Flughafen, Telephon: +43/1/7007-22103, Telefax: +43/1/7007-23805
Investor Relations: Robert Dusek, Telephon: +43-1-7007-23126, Telefax: +43/1/7007-23058 e-mail: m@viennaairport.com, investor-relations@viennaairport.com
· http://www.viennaairport.com · DVR: 008613 · Commercia Register: FN 42984 m · District Court of Korneuburg
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